Exhibit 99.42

PENN WEST ENERGY TRUST

CONFERENCE CALL AND WEBCAST ANNOUNCEMENT

CALGARY, November 7, 2005/CNW/ - Penn West Energy Trust is scheduled to release third quarter financial results on Wednesday, November 9, 2005 before market opening. Following the release of its financial results, Penn West will conduct a conference call as outlined below:

Date:	Wednesday, November 9, 2005

Time:	9:00 a.m. M.T.

Call:	800-814-4861 Toll Free North America
416-640-4127 Toronto Area

Replay:	877-289-8525, passcode 21156546 followed by the pound key
416-640-1917, passcode 21156546 followed by the pound key
(recording available to November 16, 2005 inclusive)

Webcast:	http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1253560

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta  T2P 3L8

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President

Phone:  (403) 777-2502